Exhibit (a)(5)(C)
N E W S   R E L E A S E
KING PHARMACEUTICALS ANNOUNCES RESULTS OF CASH TENDER OFFER FOR
2 3/4% CONVERTIBLE DEBENTURES DUE NOVEMBER 15, 2021
BRISTOL, TENNESSEE, June 2, 2006 – King Pharmaceuticals, Inc. (NYSE: KG) announced today the results of its cash tender offer for its 2 3/4% Convertible Debentures due November 15, 2021 (CUSIP Numbers 495582AG3 (registered) and 495582AF5 (restricted)) (the “Debentures”). King offered to purchase any and all of its outstanding Debentures at a purchase price of $996.25 per $1,000 of principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, the date the Debentures are purchased by King, payable in cash. At the commencement of the cash tender offer, Debentures in the aggregate principal amount of $180.0 million were outstanding, all held by third parties unaffiliated with King.
The tender offer expired at 12:01 a.m., New York City time, today. Based on the information provided by Computershare Trust Company of New York, the Depositary for the tender offer, approximately $175.7 million of aggregate principal amount of the Debentures (or 97.61%) had been validly tendered in the tender offer, and no Debentures had been withdrawn. The Company has accepted for purchase all of the Debentures validly tendered and not withdrawn and will forward today payment for the Debentures accepted for purchase to the Depositary, who will promptly pay the purchase price to the holders who tendered their Debentures.
Questions regarding the tender offer may be directed to the Depositary at (212) 701-7636 or (212) 701-7600 or to Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at (800) 866-1394 (toll free) or (212) 440-9800.
This news release is merely a notification of the results of the tender offer and is neither an offer to sell nor a solicitation of an offer to buy any securities. The tender offer was made only through an Offer to Purchase dated April 28, 2006, as amended, and related materials.
Forward-looking Statements
This news release contains forward-looking statements which reflect management’s current views of future events and operations, including, but not limited to, statements pertaining to King’s plan to pay the tender consideration for Debentures validly tendered and not withdrawn. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause actual results to differ materially from the forward-looking statements include the timing of payment of the purchase price for the Debentures by the Depositary to the holders who validly tendered their Debentures. Other important factors that may cause actual results to differ materially from the forward-looking statements are discussed in the “Risk Factors” section and other sections of King’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, which are on file with the U.S. Securities and Exchange Commission. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

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Contacts:
James E. Green, Executive Vice President, Corporate Affairs – 423-989-8125
David E. Robinson, Senior Director, Corporate Affairs – 423-989-7045
EXECUTIVE OFFICES
KING PHARMACEUTICALS, INC.
501 FIFTH STREET, BRISTOL, TENNESSEE 37620